

Mail Stop 3561

December 15, 2016

Barry G. Steele
Chief Financial Officer
Gentherm Incorporated
21680 Haggerty Road, Ste. 101
Northville, MI 48167

> **Re:** **Gentherm Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 000-21810**

Dear Mr. Steele:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis
Liquidity and Capital Resources
Cash and Cash Flows, page 31

1. Please provide a comparative analysis of changes in your cash from operating activities in your annual and interim period filings. Refer to instructions 1 and 4 to Item 303(a) and instruction 3 to Item 303(b) of Regulation S-K for guidance. In preparing the analysis, refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Notes to the Consolidated Financial Statements
Note 4 – Income Taxes, page F-16

2. You disclose on page F-18 that you received a tax holiday related to your new operating facility in Macedonia. To the extent material, please disclose the aggregate dollar and per share effects. Refer to Staff Accounting Bulletin Topic 11.C for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure